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Jan Woo, Esq.

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Yahoo! Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 13, 2017
File No. 000-28018

Dear Ms. Woo:

We are writing on behalf of our client, Yahoo! Inc. (“Yahoo” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 29, 2017 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed March 13, 2017 (the “Revised Preliminary Proxy Statement”). Set forth below are Yahoo’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Yahoo.

Yahoo filed on April 10, 2017 an amended version of the Revised Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement includes revisions made to the Revised Preliminary Proxy Statement in response to the comments of the Staff. For your convenience, we are emailing to your attention copies of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

April 10, 2017

Capitalized terms used but not defined herein have the respective meanings given to such terms in the Amended Preliminary Proxy Statement.

Summary

The Sale Transaction

The Sale Transaction Overview, page 2

1.	You define “User Security Matters” as certain data security incidents referred to in the Reorganization Agreement Amendment and “Data Breaches” as certain other data breaches incurred by the company. Given that the scope of these terms is material to understanding the company’s post-closing liabilities, please revise the proxy statement to further define these terms to provide appropriate context to your disclosure. In doing so, consider the materiality to investors of information concerning the matters discussed in the January 23, 2017 and January 24, 2017 meetings, and Schedule 1.4, referenced in the Reorganization Agreement Amendment’s definition of “User Security Matters.”

Response: In response to the Staff’s comment, the applicable disclosure has been revised to further define the terms “User Security Matters” and “Data Breaches.” Please see pages 2 and 65 of the Amended Preliminary Proxy Statement.

Yahoo supplementally advises the Staff that it does not consider the matter set forth in Schedule 1.4 to the Reorganization Agreement Amendment or the matters discussed during the meetings of representatives of Yahoo and Verizon on January 23 and 24, 2017 to be material to investors. The matter disclosed on Schedule 1.4 to the Reorganization Agreement Amendment related to an intrusion into certain Yahoo corporate systems through spear-phishing targeted at US employees of Yahoo. The intrusion involved access to certain data of only two users, it was remediated promptly, and did not compromise Yahoo’s internal controls or trigger any user notification requirements. At the meetings on January 23 and 24, 2017, Verizon information security representatives participated in in-depth discussions with Yahoo information security representatives and outside forensic experts to assist Verizon in understanding the technical process and details of the forensic investigations conducted by Yahoo’s outside forensic experts to reach their conclusions that were ultimately disclosed. The references to Schedule 1.4 to the Reorganization Agreement Amendment and the January 23 and 24, 2017 meetings were included in the definition of “User Security Matters” in the Reorganization Agreement Amendment, for the sake of completeness, to ensure that all matters disclosed to Verizon at the time the Sale Transaction Agreement Amendments were executed would be treated as Excluded Matters for purposes of determining the satisfaction of closing conditions and the scope of the waiver in the Stock Purchase Agreement Amendment. Yahoo believes that all information currently known to it relating to “User Security Matters” and “Data Breaches” that is material to investors was disclosed by Yahoo in its September 22, 2016 press release, its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2016, its December 14, 2016 press release and its Annual Report on Form 10-K for the year ended December 31, 2016. Accordingly, Yahoo has concluded that no additional disclosure of such matters is required in the Amended Preliminary Proxy Statement.

Questions and Answers About the Special Meeting and the Sale Transaction

The Sale Proposal

Q: What are the effects of registering under the 1940 Act?, page 19

2.	This section discloses that the Fund may sell a portion of the Alibaba or Yahoo Japan shares to return capital to its shareholders or to seek to reduce any discount or increase any premium from net asset value at which the Fund’s common stock may trade if the board believes the benefit to stockholders would outweigh the cost, including any taxes payable by the Fund, of doing so. Please disclose, if known, an estimate of the percentage of securities that will be sold as well as the costs of any portfolio repositioning, including the brokerage costs incurred to sell the portfolio securities. Expected distributions from sale of securities or from available cash balances should be disclosed as well with the expected tax impact to shareholders, including any capital gains distribution resulting from expected sales of portfolio securities.

Jan Woo, Esq.

April 10, 2017

Response: Although the Fund has reserved the right to sell its Alibaba Shares or Yahoo Japan Shares, it has no current plan or timeline to do so and therefore it is not able to predict at this time the percentage of such securities that may be sold to return capital to its stockholders or to seek to reduce any discount or increase any premium from net asset value at which the Fund’s common stock may trade. Accordingly, the Fund is unable to predict the costs or tax impact to stockholders of the Fund associated with such activities beyond the disclosure already included in the Revised Preliminary Proxy Statement. With regard to distributions from available cash, as of the date of this letter, the Board has not made any determination with regard to the timing, amounts or methods of any return of capital. However, Yahoo advises the Staff supplementally that it is exploring the possibility of repurchasing shares of Company common stock, which may be effected through open market purchases, privately negotiated transactions and/or an issuer tender offer, prior to and around the date of the closing of the Sale Transaction, and will make appropriate disclosures if and when the Board determines to proceed with any such repurchases.

Financial Information

Unaudited Pro Forma Consolidated Financial Information, page 115

3.	On page 114 you disclose that the results of operations for the business to be sold will be treated as discontinued operations. Please revise to include pro forma financial information for each of the past three years.

Response: As discussed on our telephone call with the Staff on March 31, 2017 and for the reasons articulated below, the Company does not believe that providing pro forma financial information for its 2015 and 2014 fiscal years would serve the objectives behind the requirements of Section 1140.6 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) or provide useful information to investors. Accordingly, the Company respectfully submits that the requirement is inapplicable to the Company’s unique circumstances.

Section 1140.6 of the FRM states, in part, that, in proxy statements soliciting authorization for the disposal of a significant business that qualifies as a discontinued operation, pro forma financial information generally should be presented for each of the past two years, and that, if the registrant provides three years of historical financial statements, pro forma financial information should be presented for the same periods (see also, Section 3230.2(b) of the FRM).

The Company understands that, in a disposition transaction that is accounted for as a discontinued operation, until the discontinued operation is reflected in the historical financial statements of the registrant, pro forma financial information should be presented for the same periods as the historical income statements. The Company has been advised by its independent accounting firm that the rationale behind this practice is that the historical income statements of the registrant will be restated on the same basis

Jan Woo, Esq.

April 10, 2017

as the pro forma income statements presented once the registrant reports periods that include the accounting for the discontinued operation. Thus, if a registrant soliciting proxies for a disposition that is accounted for as a disposal of a discontinued operation provides three years of historical income statements, it would present three years of pro forma income statements. Likewise, if the registrant provides two years of historical income statements (e.g., an emerging growth company), it would present only two years of pro forma income statements.

However, this analysis does not apply with respect to the Company’s sale of its operating business to Verizon because following completion of the Sale Transaction the Company will register as an investment company under the 1940 Act and will cease reporting as an operating company under the 1934 Act. Accordingly, as discussed below, the Company does not expect to file income statements for its 2015 and 2014 fiscal years following the closing of the Sale Transaction.

As stated in the Amended Preliminary Proxy Statement, the Company expects the Sale Transaction to be consummated in the second quarter of this year. Assuming that is the case, the Company’s last annual or quarterly filing using operating company forms under the 1934 Act will be its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2017, which is expected to be filed in May 2017. The Company intends to register as an investment company under the 1940 Act no later than the next business day after the completion of the Sale Transaction by filing a Form N-8A with the Commission. Thereafter, the Company will prepare its financial statements in accordance with GAAP applicable to investment companies (and not GAAP applicable to operating companies) and file financial information on forms mandated by the 1940 Act, including annual and semi-annual stockholder reports on Form N-CSR (and will cease filing annual and quarterly reports on Form 10-K and Form 10-Q, respectively).

The Company’s change from being a 1934 Act reporting company to being a 1940 Act reporting company will include a prospective change in the method of accounting used by the Company to prepare its financial statements. An investment company is only required to present one year for an income statement. Accordingly, the Company will not prepare income statements for its 2015 and 2014 fiscal years following the closing of the Sale Transaction, and will not need corresponding pro forma financial statements for those periods. Moreover, presenting pro forma financial statements for fiscal 2015 and 2014 using GAAP applicable to an operating company when the Company will be a registered investment company would not provide useful information for an investor as it would not be comparable to post-closing financial information prepared using investment company accounting. Likewise, presenting pro forma information for fiscal 2015 and 2014 prepared using GAAP applicable to an investment company would be inconsistent with the legal form of the Company at that time such financial information is presented. More importantly, it would involve making subjective assumptions about fair value and changes in fair value several years in the past when such information was not obtained.1 We note that the Company has included in Annex 1 pro forma financial statements for fiscal 2016 using GAAP applicable to an investment company.

[1]	While not squarely on point, we are aware of at least one example where an operating company registered as an investment company and did not provide historical financial statements for years prior to it becoming subject to the 1940 Act. See, Daxor Corporation’s Form N-CSR filed on September 4, 2012.

Jan Woo, Esq.

April 10, 2017

For the reasons stated above, the Company believes that the pro forma financial information for fiscal years prior to 2016 is not required to be included in the Amended Preliminary Proxy Statement.

4.	In footnote (3) you disclose a $129 million taxable gain on the disposal. Please revise to disclose the expected gain to be recognized for GAAP financial reporting purposes along with a discussion of how the gain was determined. Revise your pro forma balance sheet to reflect the impact of the gain on the company’s retained earnings. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has made the requested revisions. Please see page 121 of the Amended Preliminary Proxy Statement.

Annex 1: Description of the Fund Following the Sale Transaction

Annual Fund Operating Expenses, Annex 1-3

5.	Please ensure that “Other Expenses” includes all estimated expenses Yahoo expects to incur as an investment company (e.g., custody fees, audit fees, administrative fees, compliance fees, registration fees). In addition, please note the expense example should be based on a $1,000 investment.

Response: In response to the Staff’s comment, the Company has made the requested revisions. Please see pages Annex 1-3 and Annex 1-4 of the Amended Preliminary Proxy Statement.

Unaudited Pro Forma Consolidated Financial Information, Annex 1-5

6.	Please explain how you determined the amount of pro forma adjustment (3) and tell us how you considered expenses such as audit fees, custody fees, administrative fees and others that will have a continuing impact on the Fund in your calculations. Also, tell us how you determined that such adjustment meets the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X. In addition, revise footnote (3) to provide a quantified discussion, if practicable, of the additional costs or range of costs that you expect to incur as an independent, registered investment company.

Jan Woo, Esq.

April 10, 2017

Response: Yahoo supplementally advises the Staff that it has considered Rule 11-02(b)(6) of Regulation S-X and Section 3280 of the FRM, and Yahoo believes that the costs presented are factually supportable. The costs included in adjustment (3) are derived from executed contracts, letters of intent, existing and completed transactions or other known expenses, such as the Fund’s employee headcount, office lease agreements, insurance premium quotes, negotiated custodian fee schedule, and audit and compliance engagement letters for the Fund provided by third-party advisors.

Yahoo also respectfully advises the Staff that the Fund does not anticipate the aggregate costs to be incurred as an independent, registered investment company to be greater than the current aggregate costs of the Company.

The Company has also revised the applicable disclosure. Please see pages Annex 1-6 and Annex 1-8 of the Amended Preliminary Proxy Statement.

7.	Disclosures in the proxy statement indicate that the company has commitments and contingencies that may impact its future financial statements. For example, the proxy statement discloses retained liabilities of the Fund on page 83. Please ensure that all appropriate disclosures are included in the footnotes to the pro forma financial statements addressing all commitments and contingencies of the company, including disclosures concerning retained liabilities.

Response: In response to the Staff’s comment, the Company has made the requested revisions. Please see pages Annex 1-9 and Annex 1-38 of the Amended Preliminary Proxy Statement.

Compensation of Officers and Directors

Officer Compensation, Annex 1-64

8.	This section explains that officers of the Fund will be eligible for long-term deferred compensation in amounts based on attainment of certain performance targets. Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company from participating in any joint enterprise or other joint arrangement or profit-sharing plan with the registered company unless the Commission has granted exemptive relief with respect to the arrangement. The deferred compensation arrangements here may be deemed to be joint arrangements or profit sharing plans subject to Section 17(d) and Rule 17d-1. We understand from a telephone conversation with 1940 Act counsel that the company intends to seek no-action relief for the proposed deferred compensation arrangements rather than exemptive relief. Please disclose that the company intends to seek no-action relief and that there are no assurances that the staff of the Commission will grant such relief. Please also disclose how the compensation arrangements would be modified if the staff declines to grant the requested relief.

Jan Woo, Esq.

April 10, 2017

Response: In response to the Staff’s comment, the Company has added the requested disclosure. Please see page Annex 1-70 of the Amended Preliminary Proxy Statement.

Certain Provisions of the Fund’s Governing Documents

Limitation on Liability of Directors, Annex 1-69

9.	Section 17(h) of the 1940 Act provides that the organizational documents of a registered investment company shall not contain any provision that protects a director or officer against any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties as director or officer (“Disabling Conduct”). In prior comment 25, we explained that Articles XI and XII of the Certificate of Incorporation appear to violate Section 17(h) of the 1940 Act because, without excluding Disabling Conduct, they limit liability and authorize the company to provide indemnification for certain persons. The company argues that it is unnecessary to amend the Articles inasmuch as the provisions of the 1940 Act would pre-empt provisions in the Articles that are inconsistent with the federal law. The company also has revised the disclosure to make clear that it would interpret the Certificate of Incorporation in a manner consistent with Section 17(h) of the 1940 Act. We have considered the response to prior comment 25 as well as the revised disclosure. It continues to be our view that the provisions of Articles XI and XII may violate Section 17(h) if the company registers as an investment company under the 1940 Act. Please revise the proxy statement to explain that, as currently drafted, Articles XI and XII of Certificate of Incorporation may violate provisions of the 1940 Act. Please disclose that if the sale transaction is approved, the Certificate of Incorporation will be amended and set forth the proposed changes to the Articles. Finally, please further revise the disclosure to explain that a vote in favor of the transaction will also serve as a vote to amend the Certificate of Incorporation.

Response: In response to the Staff’s comment, the Company has revised the Sale Proposal to provide that a vote in favor of the Sale Transaction will also serve as a vote to amend the Company’s certificate of incorporation as requested. Please see pages 4, 11, 21, 27, 66, 88-89 and Annex 1-73 of the Amended Preliminary Proxy Statement.

Jan Woo, Esq.

April 10, 2017

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2440 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Marc R. Packer

Marc R. Packer

Enclosure

Cc:	Stephanie Splane, Yahoo! Inc.
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP